Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 29, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 29, 2006, entitled "Statoil revises its production target for oil and gas ".

Statoil revises its production target for oil and gas

Statoil ASA (OSE: STL, NYSE: STO) is modifying its target for oil and gas production in 2007 by about 3%. Output in 2006 is expected to be about 3% lower than the earlier prognosis. However, the company forecasts a growth in production of 14% from 2006 to 2007.

The revised forecasts do not represent any change in Statoil’s oil and gas reserves but entails postponed production.

Output in 2006 is expected to be 1,140,000 barrels of oil equivalent per day (boe/d) based on an oil price of USD 60 per barrel.

The production target for 2007 is being reduced to 1,300,000 boe/d, split between approximately 1,060,000 boe/d from the Norwegian continental shelf and approximately 240,000 boe/d internationally. The target is based on an oil price of USD 60 per barrel for the period 2005-07, and is a reduction of about 3%.

As a direct consequence of reduced production, production costs per boe will increase for both 2006 and 2007.

In July, Statoil gave an account of the challenges which are of significance to production and the assumptions for the company’s production targets. Complex technical challenges in projects with demanding reservoirs lead to postponements which have a negative effect on production estimates.

On the Kristin field, stepping up production will be further deferred. Running up the wells has to be done cautiously to ensure stability in the reservoir. Plateau production is expected to be reached in the first quarter of 2007, assuming that completion during the winter season goes as planned.

Technical and capacity related challenges within the drilling and well area at some of the established oil fields will lead to deferred production both in 2006 and 2007. This applies mainly to parts of the Tampen area. In order to complete the highly complex Gulltopp well, it is necessary to strengthen the drilling facility on Gullfaks A. Production start on Gulltopp is estimated to take place in the second quarter of 2007. Measures have been implemented with the aim of increasing drilling efficiency.

Gas sales this year are expected to be lower due to reduced gas offtake. For 2006 and 2007, a somewhat lower utilisation has been assumed for the Troll, Kvitebjørn and Visund axis.

Capacity restraints in the industry mean that start-ups of some small Statoil- and partner operated fields are expected to be somewhat delayed.

Internationally, production will be affected by delays and challenges relating to start-up of fields such as In Amenas, Dalia and South Pars. Further, a decision has been taken to move forward the maintenance turnaround at the Sincor heavy oil plant in Venezuela from 2008 to 2007.

Further information from:
Investor relations: Lars Troen Sørensen, senior vice president for IR: + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Geir Bjørnstad, vice president, US investor relations, telephone +1 203 978 69 50

Media: Ola Morten Aanestad, vice president for media relations: + 47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

Cautionary statement relevant to forward-looking information

Some of the items discussed in this press release are forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; reserve information; expected exploration and development activities or expenditures; expected gains from the sale of assets; and expected acquisitions or dispositions of assets. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2005 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

STATOIL ASA (Registrant)
Dated: September 29, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer